SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

INTERNAL RULES OF THE COMPLIANCE COMMITTEE

OF BRASKEM S.A.

1.        Purposes

The Compliance Committee (“CC” or “Committee”) of Braskem S.A. (“Braskem” or “Company”) has a statutory and permanent body to support Braskem’s Board of Directors (“CA” or “Board”) with respect to the matters described in item 2 of these Internal Rules (“Rules).

2.        Duties

The CC shall:

    i.         Support the CA in matters related to Braskem’s commitment to act in an ethical, fair and transparent manner, consonant to the best applicable global practices, rules, Standards and laws, as well as to follow up fulfillment of the guidelines set out in the Company’s policies regarding compliance, among which:

•        compliance system;

•        anti-corruption measures;

•        risk management;

•        privacy and protection of personal data; and

•        code of conduct.

   ii.         Submit to the CA, on an annual basis, the CC program, encompassing, among others, (i) alignment of concentrations which will be subject of analysis and deliberation by the CA, regardless of other which CC may deem appropriate to submit to the CA; and (ii) the CC and compliance area budget, including the internal audit area, compatible with the scope of their activities and demands, including the professional improvement and continuous education plan for its members and the Head of Compliance (“R-Compliance”) and staff;

  iii.         Approve significant changes in the macro-structure of the R-Compliance;

  iv.         Assess, prior to CA’s analysis, the risk appetite proposals, from the Company's risk matrix, as well as any necessary mitigation and contingency plans;

Página 2 de 10

   v.         Carry out an effective and permanent follow up of the risk exposure, including the risk matrix, as well as of the compliance system, the internal controls systems and compliance with laws, rules and standards, as well as with the Company’s policies;

  vi.         Assess, prior to CA’s analysis, the annual internal audit plan;

 vii.         Monitor the quality and integrity of the works and suitability of the compliance area activities, including internal controls, compliance, risk management, privacy and protection of personal data and internal audit;

viii.         Monitor, on a continuous base and effective basis, the implementation of privacy and protection of personal data measures by the Company, including events related to leakage of personal data and decisions by the Privacy Committee;

  ix.         Propose to the Privacy Committee the resolution of matters related to high risk events that were sent thereby to the CC;

   x.         Report to the CA events related to leakage of personal data and decisions by the Privacy Committee;

  xi.         Conduct, supervise and review the results of investigations regarding matters within the scope of its duties or when it involves the R-Compliance or anyone from his or her team, in addition to analyzing the results of investigations involving members of the CA, the Braskem Business Leader (“LN-Braskem”) or anyone directly under his or her command;

 xii.         Propose to the CA supplementary policies required for the CC’s operations, as well as the update of the Company’s policies regarding compliance, and promoting their implementation with a focus on education, awareness and prevention;

Página 3 de 10

xiii.         Improve Braskem’s compliance system, promoting interaction with renowned domestic and international entities aimed at the best compliance practices;

xiv.         Interact with members, independent auditors, legal advisors and other external advisors, as required, to improve the Company’s compliance practices;

 xv.         Provide the operating experience of the CC to the members of the Company and its controlled companies, seeking to improve compliance in their respective businesses;

xvi.         Assess, prior to CA’s analysis, the suitability of transactions subject to CA’s approval between the Company and its related parties, as set forth in the Company's bylaws, as well as to monitor them;

xvii.         Verify, at least semi-annually, prior to the consideration by the CA, the compliance of the Company’s securities trades carried out by signatory Participants of individual investment plans with the commitments undertaken by such Participants in their respective plans signed by them with the Company’s Investor Relations Officer;

xviii.         To appraise, prior to the CA’s consideration, the Qualification (as defined in the Company’s Indemnity Policy) and approve the Indemnity Commitments to be granted whenever (i) it involves a related party, pursuant to the Bylaws; (ii) it has as beneficiary the LN-Braskem or more than a half of the Company’s management; (iii) the amounts payable to beneficiary(ies) involved in such Claim (as defined in the Company’s Indemnity Policy) are greater than BRL 20 million or an equivalent amount in dollars; or (iv) at the discretion of management, it is relevant for the Company, due to: (a) the subject matter or its potential effects over the Company, from a point of view of strategy, reputation, or others; or (b) the possible repercussion on other similar Claims which added amount payable is greater than BRL 20 million;

xix.         To analyze, prior to the CA’s consideration, the Expenses (as defined in the Company’s Indemnity Policy) arising from indemnity commitments granted by the CA, subject to the terms of the Indemnity Policy;

Página 4 de 10

 xx.         Assess, prior to CA’s consideration, due diligence results related to compliance, in the matters subject to CA’s approval, as set forth in the bylaws;

xxi.         Ensure the existence of (i) the ethics line channel to receive denunciations, including those of an anonymous and confidential nature possibly made by Braskem’s members or third parties with respect to the accounting practices, internal controls, issues associated with the Company’s audit or any other denunciation of non-compliance with the Company’s legal or regulatory provisions and internal standards, as well as (ii) the procedures to retain and treat the referred denunciations;

xxii.         Analyze and recommend to the CA, in alignment with the opinion of Braskem’s Head of Legal Business Support (“RAE-Legal”), the mandatory communication to any authorities or third parties of any irregularities identified in an internal investigation;

xxiii.         Assist in establishing, only in case there is no consensus in the Ethics Committee, the existence or not of a Conflict of Interest (“Conflict”), whether real or apparent, as set forth in the Braskem’s Compliance System Policy regarding such matter and, upon verification of its existence, set forth a Conflict mitigation plan;

xxiv.         Review, approve and set forth the mitigation plans for real or perceived Conflicts communicated by CA members;

xxv.         Propose to the Ethics Committee the resolution of matters to be send by this Committee to the CC; and

xxvi.         Approve, on the first meeting of each fiscal year, the basic schedule of the ordinary meetings, as proposed by its coordinator, encompassing the activities incumbent on the CC and others activities required to comply with the work requests set forth by the CA, as well as the schedule to hold said meetings.

Página 5 de 10

In order to carry out its duties, the CC shall:

•        Hire legal counsel, consultancies or other professional services necessary to assist its performance, including for the conduction of investigations. The hiring process shall comply with Braskem’s guidance documents on this matter;

•        Seek information that is necessary for the performance of its duties with members, who shall be instructed to cooperate with requests mad by the CC or by hired advisors; and

•        Meet with the members, independent auditors, legal counsel and other external consultants, when necessary to carry out its duties.

3.        CC’s Operation

3.1.    Composition and Term of Office

The CC shall composed of at least three (3) and at the most five (5) members chosen by the Board itself, appointed by the Chairman (“P-CA”) from among the CA independent members, one of whom shall be appointed as the CC coordinator.

At least one member of the CC shall have recognized experience and knowledge in the corporate accounting and financial and accounting audit areas.

The term of office of the CC members shall coincide with their CA term of office. If a CC member permanently ceases to occupy his or her position of director prior to the end of his or her respective term of office, the P-CA shall timely appoint a substitute for consideration by the CA. The CC member position may not be delegated.

3.2.   Coordination

Página 6 de 10

The CC coordinator shall have the following duties:

                      i.      To submit to CA’s approval, on an annual basis, the CC program, previously aligned with the other CC members, and to monitor its implementation;

                     ii.      To lead the R-Compliance and to agree on, follow up and assess, after listen the other CC members and the LN-Braskem, its Action Plan (“PA”), as well as to follow up and assess its implementation and performance results;

                    iii.      To propose to the CC, whenever necessary, changes to the approved basic schedule and annual schedule, considering the recommendations of the other CC members;

                    iv.      To ratify the CC ordinary meetings schedule, before the CA’s Executive Secretary (“S-CA”) submits it to the members of the Committee;

                     v.      To convene and conduct the CC meetings;

                    vi.      To set forth the need for extraordinary meetings, proposing dates for holding them and their respective agendas, in observance of the right of the other members to request the convening of such meetings;

                   vii.      To assure that the invitation and agenda for the meetings be submitted to the CC members, by means of the S-CA, along with any support material required, within the term set forth in these Rules;

                  viii.      To submit to the CA the analyses, opinions and reports drafted within the CC scope which must be submitted to the CA;

                    ix.      To invite to take part at the CC meetings, whenever necessary or convenient, other CA members, the R-Compliance, Braskem’s administrators, other members, assistants, as well as any other persons who hold relevant information to the purpose of the meeting. The invitation shall be made with the S-CA’s support;

Página 7 de 10

                     x.      To inform the CA members about relevant aspects of implementation and monitoring of the compliance system, risk management wors, as well as relevant facts;

                    xi.      To promote and accept interaction requests between the CC and the R-Compliance with related external entities, as well as to provide the operating experience of the CC and the R-Compliance for the members of Braskem and its controlled companies;

                   xii.      To submit to the CA, at least on a quarterly basis, the CC’s matters and decisions;

                  xiii.      To assure that the draft minutes of the meetings be sent to the Committee’s members for analysis within three (3) business days after the meeting;

                 xiv.      To comply and ensure compliance with the rules set forth in these Rules; and

                  xv.      To submit to the CA any proposals of updates to these Rules.

3.3.   Meetings

The CC develops its activities by means of work meetings, and, for such, it holds meetings, on an ordinary basis, at least every two months, pursuant to the annual schedule approved on the first meeting of each fiscal year and, on an extraordinary basis, whenever the CC coordinator or any of its members deems necessary, in alignment with the CC coordinator, or whenever required by the circumstances.

The CC ordinary meetings to analyze CA resolution matters shall be held at least seven (7) days prior to the dates scheduled for Braskem’s Board of Directors Meetings (“RCA” or “RCAs”), unless the majority of its members agree on a shorter term, however, always prior to the RCAs.

Página 8 de 10

The convocation, agendas, as well as support materials for the meetings, shall be provided to the Committee members by the S-CA, at least ten (10) consecutive days prior to the date of the meeting, unless the majority of its members agree on a shorter term, however, not shorter than forty-eight (48) hours; in such cases, a duly documented agenda must be provided.

The CC meetings wil be preferably held at Braskem's head office, and may be held remotely, by conference call, videoconference or any other means of communication that allows the identification of the Committee member and simultaneous communication with all the other people attending the meeting. In case of remote meetings, each CC member shall be individually and solely responsible for taking all measures required to assure the strict confidentiality thereof, and access to any information of the meeting by any person not authorized by the CC coordinator is strictly prohibited. The means of communication to be used by a board member shall be that informed by the Company’s Information Security Area. In case it is not possible to use the mean informed as above mentioned, the board member shall inform in advance the S-CA the mean of communication to be used, so that the Information Security Area may validate it

Preferably, all CC members shall take part in all meetings, whether in person or through video-conference or conference call, or by any other mean of communication. The minimum quorum to convene a meeting shall be more than half of its members. Any CC member unable to attend a meeting shall prior inform the CC coordinator and appoint, if applicable, which member shall represent him or her.

The CC’s decisions or recommendations are issued by the majority of its members and must be registered in minutes drafted by its S-CA and, after being ratified by the CC members, made available in Braskem’s governance website. The minutes must be filed by the corporate governance area, at the Company’s headquarters.

Página 9 de 10

Any CC meeting may, at the coordinator’s discretion, be confidential, in wholly or in part, if it features any matter which might so require.

3.4.   Miscellaneous

The S-CA is responsible for providing support to the CC, according to the duties set forth in the CA’s Internal Rules.

The communications between CC members and other assistants, whenever it occurs, must be made under a confidentiality regime.

Página 10 de 10

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.